Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Regains

Compliance with NYSE Listing Standards

Macau, Monday, August 2, 2021 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, announces that it has regained compliance with the NYSE continued listing standards.

As previously disclosed, the Company received formal notice from the NYSE that it was not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”), which requires the number of total shareholders of the Company’s capital stock be no less than 400 shareholders (the “Initial NYSE Non-Compliance Notice”) and that it subsequently received formal notice from the NYSE that the Company was also not in compliance with the requirement under Section 802.01A of the NYSE Manual which requires the number of total shareholders of the Company’s capital stock to be no less than 1,200 shareholders if the average monthly volume of its American depositary shares is less than 100,000 for the most recent 12 months (the “Additional NYSE Non-Compliance Notice”).

Also as previously disclosed, on May 7, 2021, the NYSE notified the Company that it had regained compliance with the requirement described in the Initial NYSE Non-Compliance Notice.

On July 30, 2021, the NYSE further notified the Company that it had also regained compliance with the requirement described in the Additional NYSE Non-Compliance Notice, as well as all other NYSE continued listing requirements.

The NYSE also indicated that the Company will be subject to a 12-month monitoring period within which the Company will be reviewed to ensure it does not once again fall below any of the NYSE’s continued listing standards, in which case the NYSE may truncate the compliance procedures described in the NYSE Manual or initiate NYSE delisting procedures.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO).

For investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com